

August 2, 2012

<u>Via Email</u>
Mr. Daniel T. Poston
Executive Vice President and CFO
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

    Re: **Fifth Third Bancorp**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 29, 2012
           Response filed July 13, 2012
           File No. 001-33653

Dear Mr. Poston:

    We have reviewed your response letter filed July 13, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Please include a draft of your proposed disclosure that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to this comment, including the draft of your proposed disclosure, we may have additional comments.

<u>Schedule 14A filed March 8, 2012</u>

<u>2011 Long-Term Equity-based Compensation, page 26</u>

1. We note your response to our prior comment 5. Although we understand that long-term equity-based incentive compensation decisions are based on various factors and that award decisions are not based on a formulaic approach, we continue to believe that disclosure of the objectives specific to each NEO that were considered by the committee in making the overall award determination is material. Therefore, please provide proposed disclosure which discusses the individual objectives considered for each NEO on an individual basis for the 2011 fiscal year and explain how the NEO's performance relative to those objectives impacted the total long-term equity-based incentive compensation awarded to that individual. If the committee did not consider individual objectives for each NEO in making award decisions, please revise your disclosure to

Mr. Daniel T. Poston
Fifth Third Bancorp
August 2, 2012
Page 2

provide a more accurate depiction of the decision process.

You may contact Staci Shannon at (202) 551-3374 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding your financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with questions regarding this letter or any other matters.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director